[Avanir Letterhead]
Gregory P. Hanson CMA, MBA
Vice President and CFO
SENT VIA FACSIMILE: 202-772-9217
AND VIA EDGAR
May 12, 2006
Mr. James Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

RE:	Avanir Pharmaceuticals Form 10-K for the fiscal year ended September 30, 2005 File No. 001-15803
Dear Mr. Rosenberg:
     Thank you for your comment letter of April 19, 2006 (the “Comment Letter”) related to our response letter dated February 27, 2006 to your earlier comments on our Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended September 30, 2005. In response to your request for us to clarify our statements, explain our position, or revise our financial statements, we respectfully submit to you the following clarifications and additional information in response to the Comment Letter. For your convenience, we have repeated each comment and set forth our response immediately after each comment.
     During the respective periods in which each such transaction occurred, we evaluated the facts and circumstances of, and the proper accounting for, each of the issues or transactions listed below. In advance of our filings, for each of the issues discussed below, we prepared extensive accounting research papers, cited the accounting literature and guidance, and presented the facts and circumstances, and our findings in light of those facts and circumstances, to the audit committee and held extensive discussions in connection with each matter. Our evaluations, research and literature cited, and discussions held on the facts and circumstances with the audit committee, were contemporaneous with the respective periods in which the quarterly reviews and annual audit were performed. Through these extensive reviews, we believe that the accounting treatments for the transactions discussed below are consistent with generally accepted accounting principles, Emerging Issues Task Force guidance, and the SEC Staff Accounting Bulletins published on the subject matters in question. We acknowledge that we are responsible for the adequacy and accuracy of our disclosures in our filings.
     We hope that our clarifications and answers to your questions that follow, including any information provided supplementally at your request, will provide you with a fuller understanding of facts and circumstances that support the accounting treatments used in each of the areas in which you have comments. If you still have concerns or questions after reading our responses below, then we would respectfully request the opportunity to discuss any remaining open questions or issues with you in a conference call.
7. Deferred Revenue, page F-18
1.	Refer to your response to comment one. Please revise the discussion of your obligations under this agreement to more clearly identify why your continuing involvement is significant.
Response:
     We have complied with your request and have provided additional disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “Form 10-Q”); filed on May 10, 2006. The additional disclosure appeared under the caption “Deferred Revenue” in Note 9 to the condensed consolidated financial statements in the Form 10-Q. For your convenience, the text of the relevant disclosure from the Form 10-Q is set forth below.
Drug Royalty Agreement
“In December 2002, we sold to Drug Royalty USA an undivided interest in our rights to receive future Abreva royalties under the license agreement with GlaxoSmithKline for $24.1 million (the “Drug Royalty Agreement” and the “GlaxoSmithKline License Agreement,” respectively). Under the Drug Royalty Agreement, Drug Royalty USA has the right to receive royalties from GlaxoSmithKline on sales of Abreva until December 2013.
In accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (“SAB 101”) revenues are recognized when earned, collection is reasonably assured and no additional performance of services is required. We classified the proceeds received from Drug Royalty USA as deferred revenue, to be recognized as revenue ratably over the life of the license agreement consistent with SAB 101 because of our continuing involvement over the term of the Drug Royalty Agreement. Such continuing involvement includes overseeing the performance of GlaxoSmithKline and its compliance with the covenants in the GlaxoSmithKline License Agreement, monitoring patent infringement, adverse claims or litigation involving Abreva, and undertaking to find a new license partner in the event that GlaxoSmithKline terminates the agreement. The Drug Royalty Agreement contains both covenants (Section 8) and events of default (Section 10) that require such performance on our part. Therefore, nonperformance on our part could result in default of the arrangement, and could give rise to additional rights in favor of Drug Royalty USA under a separate security agreement with Drug Royalty, which could result in loss of our rights to share in future Abreva royalties if wholesale sales by GlaxoSmithKline exceed $62 million a year. Because of our continuing involvement, we recorded the net proceeds of the transaction as deferred revenue, to be recognized as revenue ratably over the life of the license agreement. Based on a review of our continuing involvement, we concluded that the sale proceeds did not meet any of the rebuttable presumptions in EITF 88-18 that would require classification of the proceeds as debt.”
10. Shareholders’ Equity, page F-21
Common stock, page F-22
Class A common stock, page F-22
Fiscal 2005, Page F-22
2.	Please refer to your response to our prior comment two. Explain to us why you do not feel that “any of the events or actions that could cause the call right to become exercisable” are within your control. It appears that, based on the provisions that you described under the Restricted Stock Repurchase Agreement, you could cause the contingent event or action to transpire through your decision to terminate employment for any reason with or without cause. This seems to require that you evaluate this as if the call feature is not contingent on a future event. Since it appears that the repurchase price is less than fair value of the underlying shares, revise your financial statements to account for the restricted stock award following variable accounting. Refer to paragraphs 95 and 96 of EITF 00-23.
Response:
We acknowledge that if we could terminate the employment for any reason, with or without cause, while maintaining the ability to exercise the call right, we would be required to apply paragraphs 95 and 96 of EIFT 00-23, and that variable accounting could be applicable. However, the employment agreement does not contain any such right in favor of the Company. Specifically, under Section 10(b) of Mr. Brandt’s employment agreement (filed as Exhibit 10.23 to the Form 10-K), if Mr. Brandt’s employment is terminated without “cause,” or if he resigns his employment for “good reason,” the restricted shares will immediately vest and there shall be no repurchase right in favor of the Company. Stated differently, the restricted stock may only be reacquired by the Company if Mr. Brandt voluntarily terminates his employment without “good reason” or if the Company terminates his employment for “cause.” Accordingly, the events that could give rise to this right of repurchase being exercisable are outside of the Company’s control.
Paragraph 96 of EITF 00-23 states,
“If the employer does not control any of the events or actions that would cause the call right to become exercisable, an employer should assess whether the contingent event(s) is (are) expected to occur (that is, whether occurrence is probable) on an individual grantee-by-grantee basis. If the contingent event(s) is not probable of occurrence (that evaluation would be reassessed throughout the contingency period), then the repurchase feature does not cause variable accounting.”
We continue to believe it is not probable that Mr. Brandt will terminate his employment with us before the shares fully vest, nor is it probable at this time that we will terminate him for cause; therefore, we do not expect to exercise this contingent repurchase right. In accordance with EITF 00-23(d), Paragraphs 94 and 96, the repurchase feature in the agreement does not require variable accounting for the shares, because we do not expect to exercise the repurchase feature.
11. License and Other Agreements, Page F-27
AstraZeneca UK Limited (“AstraZeneca”), page F-28
3.	Refer to your response to comment three. We have reviewed your response and analysis, and still maintain that it appears that the license agreement revenues should be deferred over the period of the research and development contract. First you represent the obligation to perform the research and development as a benefit. While you may derive positive experiences from this association, the fact is that it is structured as an obligation within the license agreement. Second we note that instances where the license has value on a stand alone basis from the research contract would be rare, and we fail to see how your circumstances are substantially distinct as to merit such treatment. Please revise your financial statements to defer recognition of the upfront license fee over the research obligation period. Refer to footnote 36 of Question 1 of topic 13(3)(f) of the Staff Accounting Bulletins.

Response:
We believe that the revenues allocated to the license deliverable under the license and the collaboration arrangement with AstraZeneca are properly accounted for as presented in the 2005 Form 10-K. In reaching this conclusion, we have:
(1)	Evaluated and concluded that the license grant is, in fact, a deliverable in a multi- deliverable arrangement that should be evaluated under EITF 00-21;

(2)	Evaluated and concluded that the deliverable (i.e. the license) has standalone value as defined in paragraph 9(a) of EITF 00-21 and therefore qualifies as a separate unit of accounting; and

(3)	Evaluated and concluded that our arrangement with AstraZeneca differs from Example 6 in EITF 00-21 and the examples in Question 1 of Section 3(f) of SAB Topic 13.

(4)	Evaluated and concluded that revenue recognition for the license was appropriate and in accordance with SAB Topic 13.
A summary of our analysis of each of these critical evaluations and conclusions is included below. Additionally, we have provided additional background and details of the deliverable that was licensed under the agreement, as well as the services that are being performed.
Background and Details
License Grant
Pursuant to the Research Collaboration and License Agreement, the asset that was licensed to AstraZeneca was the rights to a group of related molecules that represent the “next generation” of drugs for the treatment of cardiovascular disease. Unlike currently available drugs that focus on lowering plasma levels of LDL cholesterol, the licensed compounds are designed to promote a natural process known as reverse cholesterol transport (RCT), whereby cholesterol is effluxed from the fatty-plaques in blood vessel walls and transported to the liver for elimination from the body. Upon delivery of the rights to the licensed compounds including patents pending for the composition of physical matter, the delivery of actual physical quantities of the compounds, and information relating to the chemical structures, the structure-activity relationships, and how the compounds mimic the desired chemical target, AstraZeneca had received all the rights, material and information needed to further develop the compounds under the license.

Research Collaboration
The objective of the parties under the Research Collaboration provisions of the Research Collaboration and License Agreement is to seek to expand the universe of compounds, including our development of backup compounds under AstraZeneca’s direction, following test procedures pre-defined by AstraZeneca in the Research Plan that are designed to improve the efficacy/potency/safety/formulation/ and stability of new compounds. Such services could be performed by AstraZeneca or by other third-party contract research organizations, as the work and the methods are being directed by AstraZeneca, and none of the methods are proprietary to Avanir.
In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “Form 10-Q”), which we filed on May 10, 2006, in Note 3 (“Significant Accounting Policies — Revenue Recognition”) to the condensed consolidated financial statements, we clarified our revenue recognition policy to disclose how we account for revenues in arrangements with multiple deliverables. For your convenience, the text of the relevant disclosure from Note 3 in the Form 10-Q is set forth in Appendix A attached to this submission.
The License is a Deliverable That Should Be Evaluated Under EITF 00-21
While the license grant and the research services are contained in the same agreement and it is clear that we have an obligation to deliver the licensed compounds and Licensed Know-How (i.e. “the information relating to the use of small molecule mimetics of Apolipoprotein A1 to affect reverse cholesterol transport in animals”) and to perform the research services, the Research Collaboration and License Agreement was in fact structured with distinct and separate components for the license grant, on the one hand, and the research services, on the other. Most significantly, our performance, or non-performance, of the research services does not affect the validity, enforceability, or the standalone economic value (discussed below) of the license grant contained in the Research Collaboration and License Agreement. We confirmed this interpretation with a legal analysis provided by our outside legal counsel.
Accordingly, upon ascertaining the legal separability and standalone economic values (discussed below) of the license and research services components, we concluded that both the license and research services constitute deliverables to be evaluated under EITF 00-21 to determine whether such deliverables constitute separate units of accounting before applying the provisions of SAB Topic 13. We believe this approach is consistent with the application of Staff Accounting Bulletin (“SAB”) No. 13, which notes, “The staff believes that the determination of the units of accounting within an arrangement should be made prior to the application of the guidance in this SAB Topic by reference to the applicable accounting literature.”
EITF 00-21 is clear that multiple deliverables in a single arrangement should be evaluated to determine whether the deliverables qualify as separate units of accounting.

EITF 00-21, however, does not provide a clear definition of a deliverable; therefore the use of judgment is required to determine if a deliverable exists. We believe the license represents a deliverable because:
1)	It is explicitly referred to as an obligation of the Company (reference: Section 3, “Grant of Rights,”) in the Research Collaboration and License Agreement;

“Avanir hereby grants to AstraZeneca an exclusive (including with regard to Avanir and its affiliates), subject to a retained right thereto for the sole purpose of Avanir carrying out its obligations under the Research Collaboration, right and license in the Territory, with the right to grant sublicenses pursuant to Section 3.3, under Avanir’s and its Affiliates’ rights, titles, and interests in and to the Licensed Patents, the Licensed Know-How, the Collaboration Results, the Joint Patents and the Licensed Improvements to (i) Exploit the Licensed Compounds and the Licensed Products for all purposes and (ii) use and otherwise Exploit the Licensed Know-How and the Collaboration Results in connection with the purposes set forth in clause (i) immediately preceding.”

2)	It requires a distinct action by the Company (reference: Section 5.4.1, which states “Avanir shall, and shall cause its majority-owned subsidiaries and its other Affiliates...and use its best reasonable efforts to cause its Affiliates other than those referred to above, without additional compensation and at Avanir’s sole expense, provide to AstraZeneca copies of any Licensed Know-How which could be reasonably considered material to the Research Collaboration, not previously provided to AstraZeneca, promptly after the Effective Date”).

As specified in the Research Collaboration and License Agreement, we promptly delivered to AstraZeneca after the Effective Date the following:
1)	physical quantities of all synthesized compounds, including the lead compound AVP-26452 (now designated as AZD 2479 by AstraZeneca);

2)	the design of the compounds including structure-activity relationships;

3)	the conceptual framework and rationale for why the molecules and the design are expected to be effective in the reduction of cholesterol, including the mechanism of action and how the compounds mimic Apolipoprotein A1 (ApoA1), a therapy that is designed to increase the “good cholesterol” or high density lipoprotein cholesterol (HDL);

4)	all of the information in electronic format for AstraZeneca to incorporate in their data system, which AstraZeneca was able to do; and

5)	the licensed right to use the patent pending group of molecules (it is also noteworthy that the patents pending are for the “composition of matter” rather than being “use patents”) as noted in Schedule 4 to the Research Collaboration and License Agreement.

3)	The Company’s failure to complete the actions specified in Section 5.4.1 (above) would have resulted in a default under the agreement. We delivered the Licensed Know-How, and we received documentation of the delivery, before recognizing the $10 million payment referred to in Section 10.1.1 as revenue in the period.

4)	The inclusion or exclusion of the license in the Research Collaboration and License Agreement reasonably would be expected to cause the arrangement consideration to vary by more than an insignificant amount.
Upon completion of the aforementioned physical deliveries, which we accomplished promptly after the Effective Date in accordance with our obligations under Section 5.4.1 of the Research Collaboration and License Agreement, we had provided AstraZeneca all that it needed to independently continue development of the compounds without Avanir’s further involvement.
Additionally, Example 6 of EITF 00-21 and Sections 3(d) and 3(g) of SAB Topic 13 support the conclusion that the license grant should be considered a deliverable that requires evaluation under EITF 00-21.
The License has Standalone Value to the Customer
In our prior response, we discussed the benefits to the Company of performing the research and development services in the agreement with AstraZeneca. We noted these factors as additional support for our conclusion that the license element has standalone value to AstraZeneca under paragraph 9(a) of EITF 00-21. Our conclusion was, however, ultimately based on the fact that AstraZeneca can sublicense such Licensed Know How separately from our research services.
Section 3.3 of the Research Collaboration and License Agreement gives AstraZeneca the right to grant one or multiple sublicenses to others in the Territory or in any country in the Territory. These sublicense rights are generally unrestricted. AstraZeneca can grant sublicenses at any time, to any one, and can divide the rights, the market and the Territory as it sees fit. Any or all of the sublicenses could be granted on a “standalone” basis, that is, only to the deliverables (the compounds, the Licensed Patents and the Licensed Know-How) delivered to AstraZeneca prior to when Avanir received the Research Reimbursement Payment. Each of the sublicensees would then have full rights to develop the compounds within the limits of their sublicenses, as determined by AstraZeneca. The sublicensees would have no direct obligations to Avanir, nor would Avanir have any direct obligations to them related to the Research Collaboration. There would be no unique or proprietary technology of Avanir required by the sublicensee(s) to develop the compound; and, they would be able to fully exploit their rights under the sublicense without any further contributions from Avanir.

While AstraZeneca also has the right to assign or sublicense its rights under the research collaboration along with a sublicense (or sublicenses) to compounds and Licensed Patents and Licensed Know-How, AstraZeneca is not required to do so —nor would it be necessary for AstraZeneca to do so for the sublicensee(s) to develop the compounds.
Additionally, in the course of negotiating the Research Collaboration and License Agreement, it was Avanir (not AstraZeneca) that asked for the research services component of the agreement. Further, given our physical delivery of the Know-How promptly after the Effective Date, our services beyond the delivery of the Know-How did not constitute activities necessary for the licensed compounds to be of use to AstraZeneca. The services that we will perform for AstraZeneca under the Research Collaboration could have been performed by a third-party contract research service organization (CRO) that typically provides such research services in the ordinary course of business. Examples of such CROs who have worked for us under subcontracts can be provided upon request. Therefore, in the absence of our continuing involvement under the arrangement, AstraZeneca either would have engaged a third party to provide the development services or could have performed such research internally.
In our negotiations with other potential licensees for the same compounds licensed to AstraZeneca under the agreement, Avanir initially negotiated with four interested parties, each of whom did not request a research collaboration or any other form of research services. It was only because Avanir requested and then negotiated the research collaboration that it was added to the AstraZeneca license agreement. In fact, AstraZeneca initially resisted our provision for a research collaboration. Accordingly, Avanir’s situation is not like that found at many biotechnology companies, where the licensor’s knowledge and capabilities would be required to continue advancing the development of the licensed technology and where the biotech’s research services would be integral to the license. AstraZeneca has the ability either to develop the licensed compounds or sublicense its license to the compounds and the Licensed Know-How without having to rely on our research services. Further, we are aware of examples of other companies that have entered into license agreements for synthesized chemical compounds and intellectual property, similar to Avanir’s agreement with AstraZeneca, without research services. Accordingly, we have concluded that the license has standalone value as defined in paragraph 9(a) of EITF 00-21.
Per Question 2 of topic 13(3)(f), the terms of the sales contract regarding both the right to a full or partial refund and the right of return or rejection should be considered when evaluating whether a portion of the purchase price would be refundable. The terms of the Research Collaboration and License Agreement (Reference Section 8.3, “Services in Relation to the AVP-26452 Compound”), state that “The failure of Avanir to fulfill its obligations to provide consultation services shall not give rise to a right in AstraZeneca to terminate this Agreement.” Any failure on the part of Avanir to perform any services regarding the lead compound does not jeopardize the license. Further, although there is no specific covenant to perform under the Research Collaboration (See Section 16.3 for covenants), we acknowledge that, if Avanir fails to perform under the Research Collaboration, Avanir may lose the right to perform the research and we may be liable to AstraZeneca for damages (i.e., the additional costs, if any, incurred by AstraZeneca in contracting with a third party to provide the same research services that Avanir failed to provide under the agreement). However, the provision of services is not a condition to the effectiveness of the license and any failure by us to satisfy the research obligations would not affect the validity of the license or jeopardize the license payments we have already received. Based on our analysis of the contract, we do not believe that AstraZeneca would have any right to either a full or partial refund of the $10 million Research Reimbursement Payment were we not to meet our obligations to provide research services.
Comparison of AstraZeneca Arrangement to Example 6 of EITF 00-21 and Question 1 of Section 3(f) of SAB Topic 13
We did consider footnote 36 to Question 1 of SAB Topic 13 Section 3(f) in determining the appropriate accounting for our arrangement with AstraZeneca. We agree that it would be rare for a license element to have standalone value to a customer if the licensed technology has no value to the customer or others in the absence of research services provided by the licensor. In all the examples discussed in Question 1 of Section 3(f) of SAB Topic 13, the right, product, or service conveyed in conjunction with the nonrefundable fee has no utility to the purchaser separate and independent of the seller’s performance of the other elements of the arrangement. Similarly, example 6 to EITF 00-21 also assumes that the licensed technology has no utility to Pharma in the absence of the ongoing research services because Biotech is the only party capable of performing the level and type of research and development services required to develop the drug.
This is not the case in our arrangement with AstraZeneca. AstraZeneca is able to fully utilize the licensed compounds in the absence of the ongoing research services, because (i) they are (under the terms of the arrangement) permitted to sublicense the rights to the compounds and structures to a third party and (ii) they are able to fully utilize the technology without our research services (i.e., they could perform the research services themselves or engage third party vendors to perform such services).
Below, we present a summary of our considerations regarding facts and circumstances relevant to our analysis under EITF 00-21 and SAB Topic 13. The following discussion highlights certain key differences between our arrangement with AstraZeneca and Example 6 of EITF 00-21 and the examples in Question 1 of Section 3(f) of SAB Topic 13:

The Know-How and Expertise Related to the Licensed Technology is Not Proprietary to Avanir
Example 6 of EITF 00-21 refers to a biotech company that has unique technology that was required to develop the product. However, the technology that we used to develop the compounds and structures licensed to AstraZeneca is standard, non-proprietary technology widely available within the pharmaceuticals industry. The asset that was licensed to AstraZeneca was a group of related molecules that we had discovered and for which we have patents pending. The process by which we discovered the molecules is not proprietary and the process by which we developed, and by which AstraZeneca will develop, additional molecules is not proprietary or unique.
Often when a pharmaceutical company licenses a drug development program, the project arose from a unique core competency of the biotech company and access to the unique core competency of that company is critical to continuing the development of that drug candidate. There are numerous examples in which the biotech company has a competency in a unique technology platform (e.g., genomics, proteomics, monoclonal antibody technology, combinatorial chemistry), or a unique therapeutic strategy (e.g., expertise in g-protein coupled receptors, gene therapy) or even an expertise in a given therapeutic area (e.g. CNS, oncology, immunology.). Avanir has no such unique or proprietary expertise related to the development of the licensed compounds that it has not already delivered to AstraZeneca. Our expertise has been the ability to identify drug development opportunities. Once the opportunity is transferred to a pharmaceutical company, that pharmaceutical company views us as having relatively very little research expertise and no ongoing proprietary technology to contribute to the further development of that drug candidate.
Upon delivery of the licensed compounds, chemical structures and structure-activity relationships, AstraZeneca had all the information and materials needed to further research and develop drugs under the license. As discussed in our first response, there is no unique technology, other than the compounds and structures of the compounds and related know-how that we delivered to AstraZeneca in connection with the license. Further, we do not possess nor do we know of any unique technology to test and further develop the compounds for the indications being studied. The assays used to test the compounds are in the public domain. In fact, it was AstraZeneca that determined which assays (among those in the public domain) that would be used in the future for testing the compounds for the indications being studied.
The License Qualifies as a Separate Unit of Accounting under EITF 00-21
SAB Topic 13 Section 3(f) Question 1 further states, “Assuming these arrangements qualify as single units of accounting under EITF Issue 00-21(36) (reference to Endnote 36, which states, “The staff believes that the vendor activities associated with the up-front fee, even if considered a deliverable to be evaluated under EITF Issue 00-21, will rarely provide value to the customer on a standalone basis.”)...” SAB Topic 13 Section 3(f) Question 1 Interpretive Response also states that “The staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable up-front fees. Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.” We agree that if the facts and circumstances surrounding the delivery of the license to AstraZeneca did not qualify as a unit of accounting separate and distinct from the research services, or if the up-front license fee had not been paid in exchange for technology that had value to each licensee on a stand alone basis, or if the delivery of the license did not represent the culmination of a separate earnings process, the license fee revenue should have been deferred. However, in performing our analysis of the facts and circumstances particular to the Research Collaboration and License Agreement we concluded that none of the circumstances described above were present.
     The following table summarized all the differences between our arrangement with AstraZeneca and Example 6 of EITF 00-21:

	Biotech Company	Avanir
EITF 00-21, Paragraph 9	(Example 6)	Pharmaceuticals
Do the agreements contain both a license and research collaboration?	Yes	Yes

What was licensed?	Rights to technology	Rights to specific compounds for the diseases indicated

Does the arrangement for multiple deliverables meet the following criteria for separate units of accounting:

Does the delivered item have value to customer on a standalone value?	No (see below)	Yes (see below)

Is there objective and reliable evidence of the fair value of the undelivered items?	Yes (see below)	Yes (see our prior response letter)

If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
	Not known	No. The arrangement does not include a general right of return.

	Biotech Company	Avanir
EITF 00-21, Paragraph 9	(Example 6)	Pharmaceuticals
Does the license have standalone value from the research services?	No.	Yes.

	Licensee must use biotech to perform the research and development because the know-how and expertise related to the technology is proprietary to biotech	Avanir has no special technology necessary to develop the drug; the compounds and the rights to the compounds had been delivered.

	The license is of no value to Pharma without the ensuing research and development activities using biotech’s technology.	License has value without the research services, as evidenced by other offers to buy the license without requiring research services.

	Pharma could not sell the license on a standalone basis to another party, without biotech’s willingness to provide the research and technology.	AstraZeneca can sublicense the license without the research services of Avanir.

Does the licensor require the use of licensor’s technology to develop the drug	Yes	No Avanir has no special technology to develop the drug.

Do the licensees have the expertise and capabilities to develop the licensed technology	No Biotech is the only party capable of performing the level and type of research and development services required by Pharma under the agreement.	Yes Many others in the industry provide the same services; large pharmaceutical companies have their own research staffs to provide the research that Avanir is providing under the research contract.

Recognition of License Revenue
After concluding that the license qualifies as a separate unit of accounting under paragraph 9 of EITF 00-21, we determined that it is appropriate to recognize revenue allocated (see our prior response for the procedure used to allocate revenue to the license deliverable) to the license element, based on legal severability of the license and research components of the license agreement, the fact that AstraZeneca did not want the research component, and that the delivery of the license grant (together with completion of delivery of certain deliverables previously discussed) represents the culmination of a separate earnings process, we recognized the revenues when we had culminated that earnings process. As stated in SAB Topic 13, “Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenues is appropriate.” Consistent with such accounting treatment, we deferred revenue recognition on the upfront license payment until such time that we had confirmed delivery of the deliverables due under the license (i.e. the rights to the patents pending for the composition of matter, the physical compounds, chemical structures and structure activity relationships). We believe this accounting treatment is consistent with the guidance in Section 3(d) of SAB Topic 13 and Question 1 of Section 3(f) which states in part:
In licensing and similar arrangements (e.g., licenses of motion pictures, software, technology, and other intangibles), the staff believes that delivery does not occur for revenue recognition purposes until the license term begins. Accordingly, if a licensed product or technology is physically delivered to the customer, but the license term has not yet begun, revenue should not be recognized prior to inception of the license term. Upon inception of the license term, revenue should be recognized in a manner consistent with the nature of the transaction and the earnings process.

Provided the seller has legal and valid patents upon entering the license arrangement, existing GAAP on licenses of intellectual property (e.g., SOP 97-2, SOP 00-2, and SFAS No. 50) does not indicate that an obligation to defend valid patents represents an additional deliverable to which a portion of an arrangement fee should be allocated in an arrangement that otherwise qualifies for sales-type accounting. While this clause may obligate the licenser to incur costs in the defense and maintenance of the patent, that obligation does not involve an additional deliverable to the customer. Defending the patent is generally consistent with the seller’s representation in the license that such patent is legal and valid. Therefore, the staff would not consider a clause like this to represent an additional deliverable in the arrangement.
Conclusion on revenue recognition
In summary, given these facts and circumstances, we believe that the proper accounting for the Research Collaboration and License Agreement is to treat the license as a separate unit of accounting from the research collaboration, and to recognize revenue upon completion of our obligations for delivery of the license deliverables, as discussed above.
* * * * * *
Additionally, per the Comment Letter, the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or wish to discuss the responses we have provided above, please call the undersigned at 858-622-5201 at your convenience.

Sincerely,
/s/ Gregory P. Hanson

Gregory P. Hanson Chief Financial Officer

cc:	Stephen G. Austin, CPA Ryan A. Murr, Esq.

APPENDIX A
We have included the following disclosure in Note 3 (“Significant Accounting Policies —
Revenue Recognition”) to the condensed consolidated interim financial statements for the quarter ended March 31, 2006:
Revenue Recognition
“We allocate revenue to separate elements in multiple element arrangements based on the guidance in Emerging Issues Task Force No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” Revenues allocated to deliverables are recognized in accordance with SEC Staff Accounting Bulletin Topic 13 (“SAB Topic 13”), “Revenue Recognition” and revenue is recognized when four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.
Revenue Arrangements with Multiple Deliverables. We have revenue arrangements whereby we deliver to the customer multiple products and/or services (multiple deliverables). Such arrangements may include antibody generation services agreements, licensed compounds and intellectual property, and research and development services. In accordance with EITF 00-21, we analyze our multiple element arrangements to determine whether the elements can be separated and accounted for individually as separate units of accounting. The evaluation is performed at the inception of the arrangement and as each element is delivered. The delivered item(s) is (are) considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has (have) value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item(s); and (3) if the arrangement includes a general right of return relative to the delivered items, delivery, or performance of the undelivered item(s) is (are) considered probable and substantially in our control.
License Arrangements. License arrangements may consist of non-refundable upfront license fees, data transfer fees, or research reimbursement payments and/or exclusive licensed rights to patented or patent pending compounds, technology access fees, various performance or sales milestones and future product royalty payments. Such arrangements may also include fees for specific research and development services. If the delivered elements do not have standalone value or if we do not have objective or reliable evidence of the fair value of the undelivered component, the amount of revenue allocable to the delivered element is deferred. Non-refundable, up-front license fees, data transfer fees, and research reimbursement payments that have standalone value that are not contingent on any future performance by us, and that do not rely on our continuing involvement including any proprietary technology under the arrangements, and for which collection is assured, are recognized as revenue upon the delivery of the data and/or licensed compounds and commencement of the license term. Such deliverables may include physical quantities of compounds, design of the compounds and structure-activity relationships, the conceptual framework and mechanism of action, and

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rights to the patents or patents pending for such compounds. We consider licensed rights or licensed technology to have standalone value to our customers if we or others have sold such rights or technology separately or our customers can sell such rights or technology separately without the need for our continuing involvement. We defer revenue if we have continuing performance obligations without which the technology, right, product or service conveyed in conjunction with the non-refundable fee has no utility to the licensee that is separate and independent of our performance under the other elements of the arrangement. In addition, if we have continuing involvement through research and development services that are required because our know-how and expertise related to the technology is proprietary to us, or can only be performed by us, then such up-front fees are deferred and recognized over the period of continuing involvement.
Payments related to substantive, performance-based milestones are recognized as revenue upon the achievement of the milestones as specified in the underlying agreements, when they represent the culmination of the earnings process. Revenue from research and development services is recognized during the period in which the services are performed and is based upon the number of FTE personnel working on the specific project at the agreed-upon rate. Reimbursements from collaborative partners for agreed upon direct costs including direct materials and outsourced, or subcontracted, pre-clinical studies are recognized as revenues in the period the reimbursable expenses are incurred. Payments received in advance are recorded as deferred revenue until the research and development services are performed, costs are incurred, or a milestone is reached.”